Company Contact:	Investor Relations Contact:
Email: investors@geruigroup.com	CCG Investor Relations
Website: www.geruigroup.com	Mr. Athan Dounis
Phone: 1-646-213-1916
Email: athan.dounis@ccgir.com

FOR IMMEDIATE RELEASE

China Gerui Advanced Materials Group Limited Announces
First Quarter 2011 Results

ZHENGZHOU, China – May 10, 2011 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"),  a leading high precision, cold-rolled strip steel producer in China, today announced unaudited financial results for the three months ended March 31, 2011.

“We achieved a strong increase in operating cash flow in the first quarter of 2011 as a result of improved working capital management, while our sales growth increased slightly, constrained by our production capacity limitations as we continued to run our production facilities at near full capacity,” said Mr. Mingwang Lu, Chairman and Chief Executive Officer. “Our first quarter profitability was negatively impacted by three expenses that we believe are of a non-recurring nature.  Firstly, our chromium-plating line was in test runs in the first half of the first quarter and raw materials used for testing purposes were included in the cost, thereby impacting our gross margin.  In addition, we incurred one-time interest expenses as we took out additional bank facilities during the quarter because we did not have certainty on the amount of cash proceeds that we would receive from the warrant exercise.  Finally, we incurred one-time expenses related to recent warrant exercises of $5.7 million.  As such, we are reporting certain non-GAAP numbers with this quarter’s earnings release that we believe more appropriately reflect the fundamental health and profitability of our business.”

Mr. Lu continued, “Our chromium plating line capable of processing 200,000 tons of cold-rolled steel per annum started normal operations in late March 2011.  The additional chromium plating capacity is currently being used on our narrow-strip output and will be used on our wide strip output beginning later this month when our two new cold-rolled, wide-strip steel production lines with 150,000 tons of total annual capacity are expected to come online.  We expect to begin to see a margin benefit from this additional capacity in the second quarter and a more pronounced margin impact in the second half of 2011.”

First Quarter 2011 Results

Revenue increased 1.4% to $62.7 million in the first quarter of 2011 from $61.8 million in the first quarter of 2010.  The increase in revenue was due to a 4.5% increase in the Company’s average selling price to $909 per ton for the first quarter of 2011 compared to $870 per ton for the same period of 2010, partially offset by a 3.0% decrease in sales volume to approximately 69,000 tons for the first quarter of 2011 compared to approximately 71,000 tons for the same period of 2010.

Gross profit decreased 3.7% to $18.0 million in the first quarter of 2011 from $18.7 million in the same period of 2010.  Gross margin was 28.7% in the first quarter of 2011 compared to 30.2% in the same period of 2010.  The decrease in gross margin was due to increased raw material costs as the new chromium-plating line was in test runs in first half of the first quarter and raw materials used for testing purposes were included in the cost.

Operating income decreased 38.4% to $10.0 million in the first quarter of 2011, or 16.0% of sales, from $16.3 million, or 26.4% of sales in the same period of 2010.  The decrease in operating income and margin is due to the aforementioned gross profit decrease and one-time warrant exercise expenses of $5.7 million.  Adjusted operating income, which excludes the aforementioned one-time warrant exercise expenses, was $15.7 million, or 25.1% of sales.*

Interest expenses increased 161.7% to $2.8 million compared to $1.1 million in the prior year period.  The increase in interest expenses was primarily due to a one-time interest expense increase of approximately $1.7 million primarily due to taking out additional bank facilities during the quarter as the Company did not have certainty on the amount of cash proceeds that would be received from the warrant exercise.

Net income was $4.0 million in the first quarter of 2011, or $0.08 per diluted share, compared to $11.5 million, or $0.25 per diluted share in the same period of 2010.  Adjusted net income, which excludes the aforementioned one-time warrant exercise expenses, was $9.7 million, or $0.20 per diluted share.*

Adjusted EBITDA was $17.1 million in the first quarter of 2011, the same level as Adjusted EBITDA of $17.1 million in the prior year period.*  Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and one-time warrant exercise expenses incurred in the first quarter of 2011.

(*) Adjusted operating income, adjusted net income, adjusted net income per diluted share, and adjusted EBITDA represent non-GAAP (Generally Accepted Accounting Principles) financial measures. See the tables  following this press release for a reconciliation of these measures to the appropriate GAAP measures.

Financial Condition

As of March 31, 2011, the Company had $210.1 million in unrestricted cash and an additional $83.1 million in restricted cash, as compared to $119.5 million and $66.5 million, respectively, as of December 31, 2010. Working capital was $133.1 million compared to $66.7 million at the end of 2010. Shareholder's equity was $239.7 million, as compared to $167.8 million at the end of 2010.  The Company has no long-term debt.  Net cash provided by operating activities in the first quarter of 2011 was $17.1 million compared to net cash used in operating activities of $0.9 million in the same period of 2010.

Recent Developments

•	The Company will participate in the following investor events later this month:

Macquarie Greater China Conference
Date:	May 11-13, 2011
Location:	JW Marriott, Hong Kong
Pacific Place, 88 Queensway
Hong Kong

Piper Jaffray Eighth Annual China Growth Conference
Date:	Tuesday, May 17, 2011
Presenting Time:	May 17, 2011 at 12:30 pm – 1:00 pm, ET, Track One
Location:	Le Parker Meridien
118 West 57th Street, New York, NY 10019

Oppenheimer 5th Annual China Dragon Call Conference
Date:	May 17-19, 2011
Presenting Time:	May 18, 2011 at 4:05 pm – 4:35 pm, ET
Location:	Oppenheimer Executive Conference Center
300 Madison Avenue, 3rd Floor, New York, NY 10017

Investors who wish to meet with China Gerui's management may contact the event organizers or the Company's investor relations representative in the U.S., Vivian Chen, at + 1 (310) 926-8038 or vivian.chen@ccgir.com.

•	In April 2011, the Company announced that its Board of Directors approved the repurchase of up to an aggregate of $10 million of its Ordinary Shares.

Business Outlook

As previously disclosed, the Company’s expansion plan is being implemented in two phases.  The first phase has involved the construction of two new cold-rolled, wide-strip steel production lines with 150,000 tons of total annual capacity and a chromium plating line capable of processing 200,000 tons of cold-rolled steel per annum, which started normal operations in late March 2011.  The two new cold-rolled production lines are expected to launch normal production operations later this month. The Company expects a relatively quick ramp-up after the full launch of production operations begin, with an initial capacity utilization for the two new cold-rolled, wide-strip steel production lines of approximately 50% rising to approximately 75% by the fourth quarter of 2011. Phase II of the expansion plan involves the construction of a third cold-rolled wide strip steel production line with 100,000 tons of capacity by the end of 2011.

Mr. Lu concluded, “Demand for our specialized, high precision steel products remains robust across the industries that we serve – food and industrial packaging, construction and decoration materials, electrical and home appliances, and telecom – and we look forward to our new wide strip lines starting normal production later this month.  With this additional capacity we will be able to serve as a one-stop shop for our customers as we expect the majority of our new wide-strip production orders to come from our existing customers.  We also expect to see an increase in gross margin from this new capacity as the new wide-strip and chromium plated products command gross margins of between 35% and 40% compared to 30% gross margins on our existing narrow-strip products.  We believe our above-industry average gross margin performance is sustainable as a result of our ability to pass through fluctuations in raw material costs, the customizable contract nature of our business, our strong brand name in China, and our complete in-house production process.”

For fiscal year 2011, China Gerui expects revenue of between $330 million and $345 million, gross profit of between $115 million and $120 million, adjusted net income of between $65 million and $70 million, adjusted diluted earnings per share of between $1.10 and $1.15. Adjusted net income and adjusted diluted earnings per share exclude one-time warrant exercise expenses incurred in the first quarter of 2011.

Conference Call Information

The Company will also host a conference call at 8:00 am ET on Tuesday, May 10, 2011.

Listeners may access the call by dialing +1 (866) 395-5820 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-8814. The conference participant pass code is 64941524.

A replay of the conference call will be available for 14 days starting from 10:00 am ET on Tuesday, May 10, 2011. To access the replay, dial +1 (800) 642-1687. International callers should dial +1 (706) 645-9291. The passcode is 64941524.

A live and archived webcast of the call will be available on the Company's website at http://www.geruigroup.com/Investors.html.  To listen to the live webcast, please go to the Company's website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

Use of Adjusted Financial Measures

This earnings release includes the use of adjusted net income, adjusted net income per share, adjusted operating income, and adjusted EBITDA, which are financial measures that are not defined by US GAAP. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet, or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, the Company has included with this press release a table which includes a reconciliation of adjusted operating income to operating income, adjusted net income and adjusted net income per diluted share to net income, and adjusted EBITDA to net income, the most directly comparable GAAP financial measures, respectively. Adjusted EBITDA was defined as earnings before interest, taxes, depreciation, amortization and one-time warrant exercise expenses incurred in the first quarter of 2011. Adjusted operating income, adjusted net income, and adjusted net income per diluted share were calculated by excluding one-time warrant exercise expenses of $5.7 million from operating income, net income, and net income per diluted share, respectively. The Company's management believes that the presentation of these non-GAAP financial measures provides useful information regarding the Company’s results of operations because it assists in analyzing and benchmarking the performance and value of the Company’s business. The Company's calculation of adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted net income per diluted share may not be consistent with similarly titled measures of other companies.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2010 and otherwise in our SEC reports and filings, including the final prospectus for our offering.  Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Financial tables to follow

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(IN US DOLLARS)

	For the Three Months
	Ended March 31,
	2011	2010

Revenue	$62,676,359	$61,821,352

Cost of revenue	(44,713,355)	(43,156,824)

Gross Profit	17,963,004	18,664,528

Operating expenses:
General and administrative expenses	(1,915,297)	(1,976,110)
Selling and marketing expenses	(308,134)	(395,256)
Compensation expenses	(5,700,000)	-
Total operating expenses	(7,923,431)	(2,371,366)

Operating income	10,039,573	16,293,162

Other income and (expense):
Interest income	255,573	277,474
Interest expenses	(2,839,082)	(1,084,894)
Sundry income	11,957	84,907

Income before income taxes	7,468,021	15,570,649

Income tax expense	(3,472,797)	(4,042,829)

Net income	$3,995,224	$11,527,820

Earnings per share
- Basic	$0.08	$0.28

- Diluted	$0.08	$0.25

Weighted average common shares outstanding
- Basic	49,121,935	41,351,983

- Diluted	49,121,935	46,930,837

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	(Unaudited)
	March 31, 2011	December 31, 2010
Assets

Current assets
Cash	$210,061,272	$119,477,298
Restricted cash	83,101,721	66,530,303
Accounts receivable, net	3,802,488	4,087,086
Inventories	7,595,042	7,002,277
Prepaid expenses and other deposits	34,988,650	28,749,680
Other receivables	1,042,915	2,068,082
Total current assets	340,592,088	227,914,726

Non-current assets
Property, plant and equipment, net	90,898,930	85,489,849
Land use right, net	15,646,468	15,599,157
Total non-current assets	106,545,398	101,089,006
Total assets	$447,137,486	$329,003,732

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$5,666,763	$2,650,689
Notes payable	125,860,704	86,227,272
Term loans	39,017,760	44,090,909
Land use right payable	10,283,962	10,203,404
Income tax payable	3,486,321	4,151,665
Customers deposits	13,285,029	9,686,444
Accrued liabilities and other payables	9,864,336	4,181,347

Total current liabilities	207,464,875	161,191,730

Total liabilities	207,464,875	161,191,730

Stockholders' equity

Common stock,
Common stock, 100,000,000 shares authorized with no par value;
59,428,578 and 46,139,053 shares outstanding as of
March 31, 2011 and December 31, 2010, respectively	140,418,118	73,944,243
Additional paid-in capital	6,930,944	6,930,944
Retained earnings	83,517,630	79,522,406
Accumulated other comprehensive income	8,805,919	7,414,409

Total stockholders' equity	239,672,611	167,812,002

Total liabilities and stockholders' equity	$447,137,486	$329,003,732

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN US DOLLARS)

	For The Three Months
	Ended March 31,
	2011	2010
Cash flows from operating activities:

Net income	$3,995,224	$11,527,820

Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation of property, plant and equipment	1,235,233	726,876
Amortization of land use right	79,109	30,357

Changes in assets and liabilities:
Accounts receivable, net	284,598	(393,984)
Inventories	(592,765)	1,155,042
Prepaid expenses and other deposits	(6,238,970)	(12,337,029)
Other receivables	1,025,167	(380,706)
Accounts payable	3,016,074	(3,191,582)
Income tax payable	(665,344)	225,703
Customers deposit	3,598,585	379,127
Accrued liabilities and other payables	5,682,989	1,392,058
Net cash provided by/(used in) operating activities	11,419,900	(866,318)

Cash flows from investing activities:
Cash paid for property, plant and equipment	(5,836,881)	(557,332)
Payment of purchases of land use right	-	(2,926,297)
Changes in restricted cash	(16,571,418)	(5,031,021)
Changes in prepaid machinery deposits	-	(12,979,030)

Net cash (used in) investing activities	(22,408,299)	(21,493,680)

Cash flows from financing activities:
Repayment of term loans	(7,287,464)	(1,899,033)
Proceeds from term loans	2,214,315	6,519,286
Proceeds received from warrant conversion, net	66,473,875	5,990,655
Proceeds from notes payable, net	39,633,432	9,426,612
Net cash provided by financing activities	101,034,158	20,037,520

Net increase/(decrease) in cash	90,045,759	(2,322,478)

Effect on change of exchange rates	538,215	8,881

Cash as of January 1	119,477,298	79,607,369

Cash as of March 31	$210,061,272	$77,293,772

Supplemental disclosures of cash flow information:

Cash paid during the period for:
Interest paid	$2,839,082	$1,074,106
Income tax paid	$4,168,211	$3,817,751
Non-cash paid during the period for:
Acquisition of land use rights with issuance of promissory note	$-	$10,958,231

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL DATA

	Operating Income
	Three Months Ended March 31,
	2010	2009

GAAP amount per consolidated statement of income	$10,039,573	$16,293,162
One-time warrant exercise expenses	$5,700,000	$0
Adjusted Amount	$15,739,573	$16,293,162

	Net Income
	Three Months Ended December 31,
	2010	2009

GAAP amount per consolidated statement of income	$3,995,224	$11,527,820
One-time warrant exercise expenses	$5,700,000	$0
Adjusted Amount	$9,695,224	$11,527,820

Weighted average shares — diluted	49,121,935	46,930,837

GAAP diluted earnings per share	$0.08	$0.25
Adjusted diluted earnings per share	$0.20	$0.25

	Net Income
	Three Months Ended December 31,
	2010	2009

GAAP amount per consolidated statement of income	$3,995,224	$11,527,820
One-time warrant exercise expenses	$5,700,000	$0
Interest income	$(255,573)	$(277,474)
Interest expenses	$2,839,082	$1,084,894
Income tax expense	$3,472,797	$4,042,829
Depreciation of property, plant and equipment	$1,235,233	$726,876
Amortization of land use right	$79,109	$30,357

Adjusted EBITDA	$17,065,872	$17,135,302

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